UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)
(Final Corrected)

Johnson Outdoors, Inc.
(Name of Issuer)

Class A Common Stock, par value $.05 per share
 (Title of Class of Securities)

479167108
(CUSIP Number)

ABBE L. DIENSTAG, ESQ.
KRAMER, LEVIN, NAFTALIS & FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.1 3d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN LIMITED PARTNERSHIP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 166,839
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 166,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN FINANCIAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 138,463
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 138,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.66%
14	TYPE OF REPORTING PERSON* OO

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN LIMITED PARTNERSHIP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 108,843
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 108,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,843
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON PN

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN ASSOCIATES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 166,839
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 166,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 166,839
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 166,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,843
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,843
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON OO

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,843
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,843
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON CO

*See Item 5.

SCHEDULE 13D

CUSIP No. 62543105	Page of _ Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,145
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 414,145
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON IN

*See Item 5.

Amendment No. 1 (Final Corrected) to Schedule 13D

This Amendment amends the Schedule 13D, dated May 22, 2009 (the “Schedule 13D”), filed by Dolphin Limited Partnership I, L.P., a Delaware limited partnership, Dolphin Financial Partners, L.L.C., a Delaware limited liability company, Dolphin Limited Partnership III, L.P., a Delaware limited partnership, Dolphin Associates, LLC, a Delaware limited liability company, Dolphin Holdings Corp, a Delaware corporation, Dolphin Associates III, LLC, a Delaware limited liability company, Dolphin Holdings Corp. III, a Delaware corporation, and Donald T. Netter, (collectively, “Dolphin”) with respect to the common stock, par value $0.05 per share (the “Common Stock”), of Johnson Outdoors, Inc. (the “Company”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D, “Purpose of Transaction,” is amended by adding the following to the end of the Item:

Dolphin expects to continue to monitor its investment in the Company and may in the future take any of the actions previously enumerated in response to this Item 4, including engaging in discussions with Company management, advocating strategic, business and financial change at the Company and altering its investment in the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety by the following:

(a)           The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 8,349,081 shares of Class A Common Stock outstanding on April 26, 2010, which is the total number of shares of Class A Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2010.

As of the date hereof, the Reporting Persons collectively own an aggregate of 414,145 Shares, constituting approximately 4.96% of the Shares outstanding.

As of the date hereof, Dolphin I beneficially owns 166,839 Shares, constituting 2.00% of the Class A Common Stock outstanding.  Dolphin Associate, as the general partner of Dolphin I, Dolphin Holdings, as the managing member of Dolphin Associates, and Mr. Netter, as the Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings, may be deemed to beneficially own the Shares owned by Dolphin I.

As of the date hereof, Dolphin III owns 108,843 Shares, constituting approximately 1.30% of the Class A Common Stock outstanding.  Dolphin Associates III, as the general partner of Dolphin III, Dolphin Holdings III, as the managing member of Dolphin Associates III, and Mr. Netter, as the Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings III, may be deemed to beneficially own the owned by Dolphin III.

As of the date hereof, Dolphin Financial Partners owns 138,463 Shares, constituting 1.66% of the Class A Common Stock outstanding.  Mr. Netter, as the Manager of Dolphin Financial Partners, may be deemed to beneficially own the Shares owned by Dolphin Financial Partners.

Each of Dolphin I, Dolphin Financial Partners, Dolphin III, Dolphin Associates, Dolphin Holdings, Dolphin Associates III, Dolphin Holdings III and Mr. Netter disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the group, except to the extent of its or his pecuniary interest therein.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended by adding the following to the end of the Item:

Except as set forth on Schedule A, no person identified in Item 2 has effected any transaction in shares of Common Stock in the past 60 days.

Item 5(e) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety by the following:

On June 3, 2010, the Reporting Entities ceased to beneficially own more than 5% of the outstanding Common Stock.  Accordingly, this Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2010	DOLPHIN LIMITED PARTNERSHIP I, L.P.

	By:	Dolphin Associates, LLC
General Partner

	By:	Dolphin Holdings Corp.
Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter
Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN LIMITED PARTNERSHIP III, L.P.

	By:	Dolphin Associates III, LLC
General Partner

	By:	Dolphin Holdings Corp. III
Managing Member

	By:	/s/ Justin A. Orlando
Justin A. Orlando
Vice President, Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.

	By:	/s/ Donald T. Netter
Donald T. Netter
Manager

DOLPHIN ASSOCIATES, LLC

	By:	Dolphin Holdings Corp.
Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter
Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III
Managing Member

By:	/s/ Justin A. Orlando
Justin A. Orlando
Vice President and Managing Director

DOLPHIN HOLDINGS CORP.

By:	/s/ Donald T. Netter
Donald T. Netter
Chairman, Chief Executive Officer, President and Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Justin A. Orlando
Justin A. Orlando
Vice President and Managing Director

/s/ Donald T. Netter
DONALD T. NETTER

SCHEDULE A

Transactions in the Shares During the Past 60 Days

DOLPHIN LIMITED PARTNERSHIP I, L.P.

Class of Security	Securities Sold	Price ($)	Date of Sale
Class A Common Stock	3,262	13.1406	4/30/2010
Class A Common Stock	26	12.5000	5/14/2010
Class A Common Stock	48	12.5000	5/17/2010
Class A Common Stock	517	12.4800	5/19/2010
Class A Common Stock	201	12.4800	5/20/2010
Class A Common Stock	1,864	12.6315	5/21/2010
Class A Common Stock	1,329	13.1458	5/24/2010
Class A Common Stock	1,719	13.5686	5/25/2010
Class A Common Stock	2,181	14.4191	5/26/2010
Class A Common Stock	2,462	14.4925	5/27/2010
Class A Common Stock	1,258	14.4874	5/28/2010
Class A Common Stock	1,813	14.5289	6/1/2010
Class A Common Stock	2,042	14.1097	6/3/2010
Class A Common Stock	239	13.3554	6/4/2010

DOLPHIN LIMITED PARTNERSHIP III, L.P.

Class of Security	Securities Sold	Price ($)	Date of Sale
Class A Common Stock	2,127	13.1406	4/30/2010
Class A Common Stock	17	12.5000	5/14/2010
Class A Common Stock	369	12.4800	5/19/2010
Class A Common Stock	131	12.4800	5/20/2010
Class A Common Stock	1,216	12.6315	5/21/2010
Class A Common Stock	867	13.1458	5/24/2010
Class A Common Stock	1,121	13.5686	5/25/2010
Class A Common Stock	1,415	14.4191	5/26/2010
Class A Common Stock	1,606	14.4925	5/27/2010
Class A Common Stock	821	14.4874	5/28/2010
Class A Common Stock	1,183	14.5289	6/1/2010
Class A Common Stock	201	14.4950	6/2/2010
Class A Common Stock	1,127	14.1097	6/3/2010
Class A Common Stock	156	13.3554	6/4/2010

DOLPHIN FINANCIAL PARTNERS, L.L.C.

Class of Security	Securities Sold	Price ($)	Date of Sale
Class A Common Stock	2,711	13.1406	4/30/2010
Class A Common Stock	21	12.5000	5/14/2010
Class A Common Stock	136	12.5000	5/18/2010
Class A Common Stock	334	12.4800	5/19/2010
Class A Common Stock	168	12.4800	5/20/2010
Class A Common Stock	1,549	12.6315	5/21/2010
Class A Common Stock	1,104	13.1458	5/24/2010
Class A Common Stock	1,427	13.5686	5/25/2010
Class A Common Stock	1,805	14.4191	5/26/2010
Class A Common Stock	2,042	14.4925	5/27/2010
Class A Common Stock	1,044	14.4874	5/28/2010
Class A Common Stock	1,504	14.5289	6/1/2010
Class A Common Stock	1,694	14.1097	6/3/2010
Class A Common Stock	198	13.3554	6/4/2010